UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                                [   ] Form 10-K                 [   ] Form 20-F               [   ] Form 11-K                [✓ ] Form 10-Q    [   ] Form N-SAR
       [   ] Form N-CSR

For Period Ended: April 30, 2009

[   ]           Transition Report on Form 10-K
[   ]           Transition Report on Form 20-F
[   ]           Transition Report on Form 11-K
[   ]           Transition Report on Form 10-Q
[   ]           Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Startech Environmental Corporation
Full Name of Registrant

___________________________________________________________________________________________________________________________________________
Former Name if Applicable

88 Danbury Road, Suite 2A
Address of Principal Executive Office (Street and Number)

Wilton, CT 06897
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[✓]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays, the required accountant review could not be completed within the anticipated time period without unreasonable expense and effort. The Registrant represents that its Form 10-Q will be filed within the period specified by Rule 12b-25(b)(2)(ii).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter J. Scanlon   (203)           762-2499
     (Name)               (Area Code)            (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[✓] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[✓] Yes     [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Startech Environmental Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 16, 2009                                            By: /s/ Peter J. Scanlon
                                                             Name: Peter J. Scanlon
                                                             Title:   Chief Financial Officer,
                                                              Treasurer and Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Annex A (pursuant to Part IV, Question 3)

Total revenues were $62,500 for the three months ended April 30, 2009, compared to $27,479 for the same fiscal period in 2008. During the three months ended April 30, 2008, the Company recognized revenue of $27,479, related to distributorship agreements that have now been fully amortized. Unamortized distributorship agreements were $187,500 at April 30, 2009, compared to $0 at October 31, 2008.   The Company has begun amortizing its new distributorship agreement effective February 1, 2009.  Revenues for the three months ended April 30, 2009 were up 127.0%.

Gross profit was $62,500 for the three months ended April 30, 2009, compared to $14,006 in the same period in fiscal 2008, an increase of $48,494 or 346%. Gross profit increased due to the Company recognizing revenue from the amortization of distributorship agreement with no associated cost during the three months ended April 30, 2009.

Selling expenses for the three months ended April 30, 2009 were $151,143, compared to $182,163 for the same period in the prior year, a decrease of $31,020, or 17.0%, primarily due to lower marketing expenses.

Research and development expenses for the three months ended April 30, 2009 were $45,115, compared to $47,620 for the same period in the prior year, a decrease of $2,505 or 5.26%, primarily due to a decrease in salary expenses.

General and administrative expenses for the three months ended April 30, 2009 were $781,119, compared to $1,092,032 for the same period in 2008, a decrease of $310,913, or 28.5%.  This was primarily due to a decrease in professional fees, including legal and stockholder relations consultants, and stock-based compensation of $236,259, from $454,547 to $218,288.  In addition, health insurance, accounting, board of director fees and related expenses increased by $67,980 from $135,283 to $203,263 during the three months ended April 30, 2009, and the Company made contributions to its 401(k) plan in the amount of $19,875, compared to an aggregate contribution of $32,153 for the same period in the prior year. Stock compensation for the three months ended April 30, 2009 was $0, compared to $32,100 for the three months ended April 30, 2008.

Depreciation and amortization expenses for the three months ended April 30, 2009 were $55,972, compared to $56,824 for the same period in the prior year, a decrease of $852, or 1.5%, primarily due to lower depreciation expenses on the equipment at our facility in Bristol, Connecticut.

Interest income for the three months ended April 30, 2009 was $3,779, compared to $59,664 in the same fiscal period in 2008, a decrease of 93.7%, due to lower average cash balances and lower interest rates on our money market investments.